EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended

June 30, 2026

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	June 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$1,368,289	$3,577,138
Short-term investments	354,912	343,075
Accounts receivable (Note 3)	1,347,677	2,928,840
Contract assets (Note 3)	1,459,377	1,303,051
Prepaid expenses and deposits	535,609	217,242
	5,065,864	8,369,346
Long term assets
Deposits	43,309	249,155
Property and equipment	355,791	388,792
Right of Use Assets (Note 4)	2,092,883	2,231,620
Intellectual property (Note 5)	7,223,710	8,072,967
	$14,781,557	$19,311,880
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$1,287,491	$1,662,048
Income tax payable	496,965	496,965
Deferred revenue (Note 7)	491,891	-
Convertible debentures (Note 8)	-	89,826
Current portion of long-term debt	111,111	111,111
Current portion of lease obligations (Note 9)	588,744	752,378
	2,976,202	3,112,328
Long-term liabilities
Long-term debt	435,185	490,741
Long-term lease obligations (Note 9)	634,099	820,924
Asset retirement obligations	24,540	23,311
	1,093,824	1,334,976
	4,070,026	4,447,304
Shareholders’ equity
Common shares (Note 11): - authorized unlimited Issued: 119,533,834 (2025 – 118,596,228) common shares	115,820,503	115,497,385
Contributed capital	10,447,472	9,948,836
Deficit	(115,556,444)	(110,581,645)
	10,711,531	14,864,576
	$14,781,557	$19,311,880

Going Concern (Note 1)

Commitments (Note 10)

Subsequent event (Note 3)

Signed “Charles Selby”	Signed “Gerry Sheehan”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025

Revenue
SFD® related revenue (Note 16)	$-	$1,656,476	$107,801	$14,120,547
Expenses
SFD® related costs, net	442,503	1,267,796	853,642	3,599,626
General and administrative expenses (Notes 13, 17)	1,675,715	1,208,439	3,392,905	2,316,806
Amortization	475,538	479,248	951,074	956,145
	2,593,756	2,955,483	5,197,621	6,872,577
Other expenses (income)
Interest expense, net	5,696	194,697	9,058	445,329
Foreign exchange loss (gain)	(49,775)	(100,086)	(134,785)	(165,167)
Remeasurement of convertible debentures (Note 8)	-	5,579,602	(6,584)	6,249,145
Other	9,703	9,438	17,290	16,803
	(34,376)	5,683,651	(115,021)	6,546,110

Income (loss) before income taxes	(2,559,380)	(6,982,658)	(4,974,799)	701,860

Income tax expense	-	-	-	-

Net income (loss) and comprehensive income (loss)	$(2,559,380)	$(6,982,658)	($4,974,799)	$701,860

Net (loss) income per share (Note 12)
Basic	$(0.02)	$(0.08)	$(0.04)	$0.01
Diluted	$(0.02)	$(0.08)	$(0.04)	$0.01

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Cash from (used in):
Operating activities
Net income (loss)	$(2,559,380)	$(6,982,658)	$(4,974,799)	$701,860
Items not affecting cash:
Stock based compensation expense (Note 13)	367,363	338,162	704,041	537,077
Amortization	475,538	479,248	951,074	956,145
Accretion expense	614	615	1,229	1,228
Non-cash lease amortization and accretion (Note 9)	60,182	58,234	120,343	116,550
Unrealized foreign exchange gain	(7,205)	(217,139)	(58,980)	(262,066)
Loss on disposal of assets and lease modification	-	6,734	-	7,138
Remeasurement of convertible debentures (Note 8)	-	5,579,602	(6,584)	6,249,145
Change in non-cash working capital balances (Note 15)	1,568,699	1,133,650	1,467,226	(6,375,490)
Lease payments (Note 9)	(60,168)	(60,168)	(120,336)	(120,336)
	2,405,023	7,318,938	3,058,013	1,109,391
Net cash from (used) in operating activities	(154,357)	336,280	(1,916,786)	1,811,251

Financing activities
Proceeds from the employee share purchase plan (Note 13)	14,561	10,557	26,151	26,333
Proceeds from stock options	-	59,417	-	59,417
Repayment of long-term debt	(27,778)	(27,778)	(55,556)	(55,556)
Repayment of lease obligation (Note 9)	(149,763)	(139,318)	(295,121)	(274,539)
Net cash used in financing activities	(162,980)	(97,122)	(324,526)	(244,345)

Investing activity
Purchase of property, plant and equipment, net	-	(10,110)	-	(41,303)
Purchase of short-term investments	68,435	-	-	(213,940)
Net cash used in investing activity	68,435	(10,110)	-	(255,243)
Effect of foreign exchange rate changes on cash and cash equivalents	13,091	(98,872)	32,463	(94,525)

Net increase (decrease) in cash and cash equivalents	(235,811)	130,176	(2,208,849)	1,217,138
Cash and cash equivalents, beginning of the period	1,604,100	1,817,357	3,577,138	730,395
Cash and cash equivalents, end of the period	$1,368,289	$1,947,533	$1,368,289	$1,947,533

Supplemental information
Cash interest paid (received)	$(13,069)	$209,278	$(18,346)	$422,427

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited-expressed in Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025

Common Shares
Balance at beginning of the period	$115,791,378	$98,441,552	$115,497,385	$98,262,510
Issuance of common stock, net of share issuance costs for: (Note 11)
Employee Share Purchase Plan	29,125	21,113	51,179	52,665
Restricted Stock Unit Plan	-	-	188,587	39,035
Exercise of stock options	-	59,417	-	59,417
Conversion of convertible debentures (Note 8)	-	13,161,546	83,352	13,161,546
Transfers from contributed capital:	-
Exercise of stock options	-	39,039	-	39,039
Equity based transaction with non-employee	-	-	-	108,455
Balance at end of the period	115,820,503	111,722,667	115,820,503	111,722,667
Contributed Capital
Balance at beginning of the period	10,197,572	9,771,592	9,948,836	9,739,322
Transfer of equity to common shares (Note 11)	-	(39,039)	-	(147,494)
Recognition of stock-based compensation expense (Note 13)	249,900	141,975	498,636	282,700
Balance at end of the period	10,447,472	9,874,528	10,447,472	9,874,528
Deficit
Balance at beginning of the period	(112,997,064)	(100,579,978)	(110,581,645)	(108,264,496)
Net income (loss)	(2,559,380)	(6,982,658)	(4,974,799)	701,860

Balance at end of the period	(115,556,444)	(107,562,636)	(115,556,444)	(107,562,636)

Total Shareholders’ Equity at end of the period	$10,711,531	$14,034,559	$10,711,531	$14,034,559

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the “Company” or “NXT”) is a publicly traded company based in Calgary, Alberta Canada and listed on the Toronto Stock Exchange (“TSX”) and the United States OTC Markets Group’s Venture Stage Marketplace (the “OTC”).

NXT’s proprietary Stress Field Detection (“SFD®”) technology is an airborne survey system that utilizes the principles of quantum mechanics to infer stress anomalies of exploration interest. This method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential.

These unaudited condensed consolidated interim financial statements for the period ended June 30, 2026 (the” Consolidated Financial Statements”) of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”). These Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the year ended December 31, 2025, issued on March 31, 2026.

These Consolidated Financial Statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods but might not necessarily be indicative of results of an entire fiscal year.

i. Going Concern

These Consolidated Financial Statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these Consolidated Financial Statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these Consolidated Financial Statements have been issued but has had positive progress during the last year to improve its current cash position.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts. The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

ii) Use of Estimates and Judgements

In preparing these Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. These estimates and judgments include but are not limited to assessment of impairment indicators of intellectual property, recognition of SFD® related revenue, going concern considerations, estimated useful lives of intellectual property and property, plant and equipment, allowance for expected credit losses, and the assumptions used in to measure stock-based compensation expense. The estimates and assumptions used are based upon management’s best estimate as at the date of the Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates. These estimates and judgements are consistent with those outlined in the Company’s consolidated financial statement for the fiscal year ended December 31, 2025, other than allowances for expected credit losses.

Allowance for expected credit losses - In making the assessment of expected losses, the Company considers the following factors: historically realized bad debts; a counterparty’s present financial condition and whether a counterparty has breached certain contracts; the probability that a counterparty will enter bankruptcy; changes in economic conditions that correlate to increased levels of default and term to maturity of the specific receivable. These expected credit losses are recognized as an allowance rather than as a direct write-down of the amortized cost basis.

2. Significant Accounting Policies

Basis of Presentation

These Consolidated Financial Statements for the period ending June 30, 2026, have been prepared by management in accordance with generally accepted accounting principles of US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statement for the fiscal year ended December 31, 2025. There were no new policies adopted on January 1, 2026.

Recent Accounting Pronouncements

New standards, amendments and interpretations adopted

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In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosures about specified categories of expenses included in certain expense captions presented on the face of the income statement. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its Consolidated Financial Statements and related disclosures.

3. Accounts receivable and Contract Assets

	June 30,	December 31,
	2026	2025
Trade receivables and contract assets	$2,746,004	$4,135,241
Contract assets	(1,459,377)	(1,303,051)
Trade receivables	1,286,627	2,832,190
Other receivables	61,050	96,650
Net Accounts receivable	1,347,677	2,928,840
Allowance for doubtful accounts	-	-
Accounts receivable	1,347,677	2,928,840

Aging of trade receivable as of June 30, 2026

Current	$-
0-90 days	-
91-180 days	1,286,627
>180 days	-
1,286,627

The $1,286,627 overdue for greater 91-180 days is with one customer. The Company is in regular communication with the customer, and they have agreed to a payment plan. To date, the customer has paid $146,829 (US$106,300) for invoices related to this outstanding balance. Given recent payment and agreement on payment terms, the Company has determined a provision was not required as of June 30, 2026 and will revisit this analysis in future periods.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Contract Assets

Contract assets are revenues not invoiced as of June 30, 2026.

Movement in contract assets	US$	CDN$
Balance, January 1, 2025	$-	$-
2025 Revenue	11,486,476	16,351,286
2025 Revenue invoiced per contract milestones	(10,536,943)	(15,048,235)
Balance, December 31, 2025	949,533	1,303,051
Revenue for the six months ended June 30, 2026	78,452	107,801
Foreign exchange gain	-	48,525
Balance, June 30, 2026	1,027,985	1,459,377

4. Right of use assets

	Cost	Accumulated	Right of
June 30, 2026	Base	Amortization	Use
Aircraft	$3,468,239	$2,160,744	$1,307,495
Office Building	2,324,694	1,540,674	784,020
Printer	9,716	8,348	1,368
	5,802,649	3,709,766	2,092,883

	Cost	Accumulated	Right of
December 31, 2025	Base	Amortization	Use
Aircraft	$3,468,239	$2,091,929	$1,376,310
Office Building	2,324,694	1,472,261	852,433
Printer	9,716	6,839	2,877
	5,802,649	3,571,029	2,231,620

Aircraft

On March 22, 2024, the Company extended its Aircraft lease for three years to March 28, 2027. The Company will own the aircraft at the end of the lease term. Terms of the lease extension include an interest rate of 12%, and monthly payments of US$40,189. The Company has an early purchase option to acquire the aircraft on September 28, 2026. The purchase price would be the amortized value of the lease liability, plus a four-months of interest. The lease is being treated as a finance lease.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

5. Intellectual property

	Cost	Accumulated	Net book
June 30, 2026	Base	amortization	Value
SFD® Hydrocarbon Right	$25,271,000	$18,251,701	$7,019,299
SFD® Geothermal Right	275,610	71,199	204,411
	25,546,610	18,322,900	7,223,710

	Cost	Accumulated	Net book
December 31, 2025	Base	amortization	Value
SFD® Hydrocarbon Right	$25,271,000	$17,409,334	$7,861,666
SFD® Geothermal Right	275,610	64,309	211,301
	25,546,610	17,473,643	8,072,967

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”). The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) during 2021. The Hydrocarbon Right and Geothermal Right were recorded at the fair value of the consideration transferred and are capitalized.

The Hydrocarbon Right is being amortized on a straight-line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year. Remaining amortization is estimated to be as follows:

Amortization
July 2026 to December 2026	842,367
Fiscal year 2027	1,684,733
Fiscal year 2028	1,684,733
Fiscal year 2029	1,684,733
Fiscal year 2030	1,327,144
Total	7,223,710

The current book value of the Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5-year aggregate total of approximately $68,902.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

6. Accounts payable and accrued liabilities

	June 30,	December 31,
	2026	2025
Accrued liabilities related to:
Consultants and professional fees	$165,654	$72,434
Payroll related	607,270	496,457
Board of director’s fees	191,229	291,218
Interest payable	235	13,430
	964,388	873,539
Trade payables and other	323,103	788,509
	1,287,491	1,662,048

At June 30, 2026, payroll related includes $139,125 (2025 - $326,841) accrued for RSUs.

7. Deferred revenue

As of June 30, 2026, the company has received $491,891 (US$346,500) of deposits for signed SFD® contracts that is expected to commence during 2026.

8. Convertible Debentures

There were no convertible debentures outstanding as at June 30, 2026.

Between May 31, 2023, and November 12, 2024, the Company issued a total of US$6,172,000 of convertible debentures. US$6,127,000 of the debentures were converted into common shares during 2025 and US$45,000 were converted into 248,893 common shares on January 5, 2026. The fair value of the convertible debentures is determined using valuation techniques that incorporate significant unobservable inputs and is classified as Level 3 within the fair value hierarchy. Key inputs include the market price of the Company’s common shares, expected share price volatility, remaining term to maturity, and the contractual conversion price.

During the six months ended June 30, 2026, the Company recognized a gain of $6,584 related to the remeasurement of convertible debentures, which is included in other expenses in the consolidated statements of loss and comprehensive loss.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Movement in convertible debentures	US$	CDN$
Balance, January 1, 2025	$6,378,141	$9,174,957
Fair value remeasurement of convertible debentures held at the beginning of the year	3,960,005	5,418,502
Conversion to common shares	(10,272,690)	(14,114,800)
Foreign exchange	-	(388,833)
Balance, December 31, 2025	65,456	89,826
Fair value remeasurement on January 5, 2026	(4,826)	(6,584)
Conversion to common shares on January 5, 2026	(60,630)	(83,352)
Foreign exchange	-	110
Balance, June 30, 2026	-	-

Debenture Conversions

On May 30, 2025, Ataraxia Capital (“Ataraxia”) converted $3,175,480 (US$2,300,000) of convertible debentures into 13,540,208 commons shares at conversion prices of US$0.143 and US$0.24 per common share.

On June 26, 2025, MCAPM, LP and Michael P. Mork (“Mork Capital”) converted convertible debentures with a face value US$3,375,000 into 15,605,088 common shares at conversion prices of US$0.1808 and US$0.25 per common share. The common shares related to the Mork Capital convertible debenture were recognized at their fair value using Level 3 inputs, resulting in a fair value of $9,986,066 (US$7,282,838) on the date of conversion.

On September 23, 2025, US$49,000 face value of convertible debentures were converted into 271,017 common shares of NXT at a conversion price of US$0.1808. The common shares related to the September 23, 2025, conversion of convertible debenture was recognized at their fair value using Level 3 inputs, resulting in a fair value of $153,571 (US$111,078) on the date of conversion.

During December 2025, US$677,000 face value of convertible debentures were converted into 2,228,979 common shares of NXT at a conversion price of US$0.1808. The common shares related to the December 2025 conversion of convertible debenture was recognized at their fair value using Level 3 inputs, resulting in a fair value of $799,683 (US$578,774) on the dates of conversion.

On January 5, 2026, US$45,000 face value of convertible debentures were converted into 248,893 common shares of NXT at a conversion price of US$0.1808. The common shares converted were recognized at their fair value using Level 3 inputs, resulting in a fair value of C$83,352 (US$60,630) on the date of conversion.

The fair value attributed to convertible debentures was determined utilizing the following key weighted average assumptions:

For the periods ended	2026	2025
Volatility	98%	99%
Term to maturity (years)	0.01	0.64
Price of common shares	$0.24	$0.41

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Interest expense for convertible debentures	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
$US	$-	$130,644	$611	$282,830
$CDN	$-	$180,494	$840	$403,200

9. Lease obligations

	For the six months ended June 30,2026	For the year ended December 31, 2025
Opening balance, January 1	$1,573,302	$2,301,542
Additions	-	-
Operating lease payments	(120,336)	(240,676)
Finance lease principal payments	(295,121)	(565,969)
Lease accretion	50,415	113,041
Foreign exchange	14,583	(34,636)
Closing Balance	1,222,843	1,573,302
Current portion of lease obligations	588,744	752,378
Long-term lease obligations	634,099	820,924

Maturity of lease liabilities:	Finance Lease1.	Operating Leases	Total
2026	342,314	120,053	462,367
2027	115,083	237,252	352,335
2028	-	237,252	237,252
2029	-	237,252	237,252
2030	-	177,938	177,938
Total lease payments	457,397	1,009,747	1,467,144
Less imputed interest	(19,935)	(224,365)	(244,300)
Total discounted lease payments	437,462	785,382	1,222,844
Current portion of lease obligations	437,462	151,282	588,744
Non-current portion of lease obligations	-	634,100	634,100

1.	Converted at 1.4196

As of June 30, 2026, the Company’s aircraft lease was a financing lease, and the other leases were operating leases. The weighted average incremental borrowing rate for all leases is 10.7%. None of the leases have an option to extend past their current terms. The weighted average remaining lease terms at June 30, 2026, is 3.0 years. The Company’s total operating lease expenditures for the period ended June 30, 2026, were $120,336 (2025-$120,336). The Company’s total financing lease expenditures for the period ended June 30, 2026, was $331,336 (2025-$345,984), including interest expense of approximately $35,837 (2025-$71,445). Lease expense for operating leases are included in general and administrative expenses, while finance lease expenses are included in both amortization and interest expense, net.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Non-cash lease amortization and accretion

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Amortization of lease incentives and other	$-	$(1,889)	$-	$(3,779)
ROU asset amortization	35,496	31,405	69,922	61,864
Lease liability accretion	24,686	28,718	50,421	58,465
	60,182	58,234	120,343	116,550

10. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease for the remaining term of the building lease.

Office Premises
July 2026 to December 2026	81,701
Fiscal year 2027	163,401
Fiscal year 2028	163,401
Fiscal year 2029	163,401
Fiscal year 2030	122,551
Total	694,455

11. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the six months ended June 30,
	2026		2025
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	118,596,228	115,497,385	78,495,184	98,262,510
Employee Share Purchase Plan (Note 13)	138,018	51,179	201,052	52,665
Restricted Stock Units (Note 13)	550,695	188,587	194,206	39,035
Exercise of stock options	-	-	282,466	98,456
Conversion of convertible debentures (Note 8)	248,893	83,352	29,145,296	13,161,546
Equity based transaction with non-employee	-	-	634,439	108,455
As at the end of the period	119,533,834	115,820,503	108,952,643	111,722,667

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Equity based transaction with non-employee:

On October 1, 2023, the Company entered into a service agreement with a marketing consultant (the “Consultant”) to provide sales and marketing services to introduce potential customers to the Company’s SFD® technology, attend trade shows, and update the Company’s marketing systems for a fixed period of 5 months. The Consultant agreed to be compensated in Common Shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024. 634,439 common shares issued to the Consultant on January 29, 2025, once all regulatory and contractual approvals were obtained.

12. Net income (loss) per share

Net income (loss) per share – Basic and Diluted

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Net (loss) income for the period	$(2,559,380)	$(6,982,658)	$(4,974,799)	$701,860
Basic weighted average number of shares outstanding for the period	119,510,044	84,870,859	119,244,674	81,988,924
Net (loss) income per share – Basic and Diluted	$(0.02)	$(0.08)	$(0.04)	$0.01

In periods in which a loss results, all outstanding stock options, RSUs, deferred share units (“DSUs”) and potential shares from convertible debentures have been excluded from the diluted loss per share calculations if their effect is anti-dilutive. In addition, for the six-month period ending June 30, 2025, the effect of the accumulated change on the fair value of convertible debentures is also anti-dilutive.

13. Share-based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient’s continued employment. The Company’s stock-based compensation awards outstanding as at June 30, 2026, include stock options, DSUs, RSUs, and the employee share purchase plan (“ESP Plan”). The following tables provide information about stock option, RSUs, DSUs, and ESP Plan activity.

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	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Stock Option Expense	$211,150	$103,225	$421,136	$205,200
Deferred Share Units	38,750	38,750	77,500	77,500
Stock-based compensation expense in Contributed Capital	249,900	141,975	498,636	282,700

Employee Share Purchase Plan	14,563	10,556	25,027	26,332
Restricted Stock Units	102,900	185,631	180,378	228,045
Total stock-based compensation expense	367,363	338,162	704,041	537,077

Stock Options:

The following is a summary of stock options which are outstanding as at June 30, 2026.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.200	166,200	166,200	1.9
$0.203	1,400,000	-	3.1
$0.216	1,553,334	440,000	1.5
$0.252	78,850	78,850	1.2
$0.259	100,000	33,333	0.0
$0.260	52,650	52,650	1.5
$0.264	177,200	177,200	1.5
$0.309	4,350,000	50,000	4.5
	7,878,234	998,233	3.3

The continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2025:

	For the six months ended		For the year ended
	June 30, 2026		December 31 2025
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the year	7,878,234	$0.27	2,647,820	$0.30
Granted	-	$-	5,750,000	$0.28
Exercised	-	$-	(310,799)	$(0.21)
Expired	-	$-	(208,787)	$(0.48)
Options outstanding, end of the period	7,878,234	$0.27	7,878,234	$0.27
Options exercisable, end of the period	998,233	$0.23	998,233	$0.23

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board of Directors.

On December 16, 2025, the Company granted 4,300,000 incentive stock options at a strike price of $0.309 to employees and directors of the Company. One half of these stock options will vest when the Company achieves a trailing twelve-month free cash flow per share of $0.15. The other half will vest when the Company achieves a trailing 12-month revenue of $25,000,000. The Company is currently recognizing Stock based compensation expense (“SBCE”) for these stock options. None have vested as of June 30, 2026. The Company currently estimates that it will achieve the two targets during Q1-27.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company. These stock options will vest upon the achieving of a trailing twelve-month free cash flow per share of $0.10. The Company is currently recognizing SBCE for these stock options. None have vested as of June 30, 2026. The Company currently estimates that it will achieve the target of free cash flow per share of $0.10 during Q1-27.

On January 6, 2023, the Company announced the grant of 2,050,000 performance stock options at a price of $0.216 to employees, officers and directors. These stock options vest upon receipt of cash for SFD® services performed as per the following schedule.

Vesting Target	Vested
1/3 vest upon the collection of US$6.5 million	Yes
1/3 vest upon the collection of the next US$7.0 million	No
1/3 vest upon the collection of an additional US$7.5 million	No

Approximately 1,653,334 of these options are outstanding as of June 30, 2026, of which 473,333 are vested. The Company estimates that it should reach the remaining two milestones in 2026.

SBCE is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	For the six months ended	For the year ended
	June 30, 2026	December 31, 2025
Expected dividends paid per common share	-	Nil
Expected life in years	-	5.0
Weighted average expected volatility in the price of common shares	-	115%
Weighted average risk-free interest rate	-	3.16%
Weighted average fair market value per share at grant date	-	$0.23
Forfeiture rate	-	11.5%

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2025, are as follows:

	For the six months ended	For the year ended
	June 30, 2026	December 31, 2025
Opening balance	525,153	120,226
Granted	198,348	404,927
Closing balance	723,501	525,153

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common shares upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. Historically, the Company settled the RSUs that vested with shares and cash.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2025, are as follows:

For the six months ended			For the year ended
	June 30, 2026		December 31, 2025
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, beginning of the period	2,484,998	$0.35	915,000	$0.16
Granted	-	-	1,875,000	$0.20
Common shares issued	(550,695)	$(0.34)	(194,206)	$(0.20)
Payroll withholdings settled in cash	(379,308)	$(0.34)	(110,796)	$(0.20)
RSUs outstanding, end of the period	1,554,995	0.43	2,484,998	$0.35

No RSUs were issued during the three months ended June 30, 2026.

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. Historically, the Company has elected to issue common shares from treasury.

Page | 18

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2025, are as follows:

	For the six months ended June 30, 2026		For the year ended December 31, 2025
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	70,529	$26,152	132,904	$43,495
Matched by the Company	67,489	25,027	132,904	43,494
Total Common Shares issued	138,018	51,179	265,808	86,989

14. Financial instruments

Non-derivative financial instruments

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The carrying value of these financial instruments, excluding long-term debt, approximates their fair values due to their short terms to maturity. The Company has determined that long-term debt approximates its fair value as the interest rate approximates market rates.

Convertible debentures

The Company has elected to measure the convertible debentures at fair value under ASC 815. Therefore, changes in fair value were measured through profit and loss. There are no outstanding convertible debentures as of June 30, 2026.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents, and accounts receivable reflects management’s assessment of maximum exposure to credit risk. As at June 30, 2026, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings. The Company manages accounts receivable credit risk by usually requiring advance payments before commencing certain contract milestones and when possible, accounts receivable insurance.

Please see Note 3 for accounts receivable.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, and lease obligations, and pricing its SFD® survey contracts in US$. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As of June 30, 2026, the Company held net United States dollar assets totaling approximately US$2,332,766. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at June 30, 2026, would have had an approximately $331,160 effect on the unrealized foreign exchange gain or loss for the period.

15. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Accounts receivable and contract assets	$1,493,038	$1,213,289	$1,467,705	$(5,635,286)
Prepaid expenses	(924)	75,359	(108,301)	80,642
Accounts payable and accrued liabilities	76,585	110,524	(366,937)	(52,003)
Deferred revenue	-	(265,522)	474,759	(768,843)
	1,568,699	1,133,650	1,467,226	(6,375,490)

16. Revenue and geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all its survey operations from its head office in Canada and occasionally maintains administrative offices in foreign locations when needed. Management has concluded that the Company operates in a single operating and reportable segment.

Revenues for the three and six months ended June 30, 2026, and 2025 were generated solely by the Hydrocarbon Right and three different customers. There were no revenues attributable to the Geothermal Right. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Asia	$-	$654,336	$107,801	$654,336
Africa	-	1,002,140	-	13,466,211
Total International	-	1,656,476	107,801	14,120,547
Canada	-	-	-	-
	-	1,656,476	107,801	14,120,547

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

At June 30, 2026, $962,930 (US$678,311) of the remaining performance obligations for two customers remain unsatisfied. The Company expects to realize these unsatisfied performance obligations by September 30, 2026.

During the three and six months ended June 30, 2026, 100% of the SFD® related revenue was generated by one customer. The $1,286,627 overdue accounts receivable as at June 30, 2026, is with this customer on revenues earned in 2025 (Note 3). During the three and six months ended June 30, 2025, the SFD® related revenue was generated by two other customers.

17. Other related party transactions

One of the members of NXT’s Board of Directors was a partner in a law firm until his retirement date on June 30, 2026. The firm provides legal advice to NXT. Accounts payable and accrued liabilities include a total of $12,181 ($41,540 as at December 31, 2025) payable to this law firm.

Another member of the Board was a board member of Pana Holdings Mauritius, the parent company of Ataraxia until May 1, 2025. Ataraxia held two-year term convertible debentures until May 30, 2025 (Note 8). The terms of the convertible debentures issued to Ataraxia included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.143 and US$0.24 per common share. The debentures were able to be converted into either common shares or voting preferred shares with an annual dividend rate of 10% paid per quarter for the preferred shares, and they could have been converted on a one-to-one basis into common shares. The convertible debentures were payable on demand.

A third member of the Board is an employee of Mork Capital, which held two-year term convertible debentures until June 26, 2025 (Note 8). The terms of the convertible debentures issued to Mork Capital included an annual interest rate of 10%, paid quarterly in arrears with conversion prices of US$0.1808 and US$0.25 per common share.

Certain members of the Board, elected to have most of their Board fees payable at December 31, 2023, transferred into convertible debentures (Note 8), for a total of US$147,000 (CDN$196,686). All of these convertible debentures were converted into common shares of NXT by January 5, 2026. In addition, accounts payable and accrued liabilities at June 30, 2026, include a total of $nil, (December 31, 2025 - $2,954 or US$2,152) to Board members for accrued interest on the convertible debentures. The terms of the convertible debentures issued to members of the Board included an annual interest rate of 10%, paid quarterly in arrears with conversion price of US$0.1808 per common share.

Accounts payable and accrued liabilities include $191,229 ($291,218 as at December 31, 2025) for Board fees.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

Related party expenses

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Legal Fees1.	$51,444	$48,691	$63,257	$62,900
Interest Expense2.	$-	$171,893	$85	$377,593
Board of director fees1.	$59,545	$68,750	$120,795	$122,500

1.	Recorded in G&A.
2.	US$62 for the six months ended June 30, 2026. US$121,918 for the three months ended June 30, 2025, and US$265,475 for the six months ended June 30, 2025. Recorded in Interest expense, net.

18. Segment Reporting

The Chief Executive Officer of NXT Energy Solutions Inc. serves as the Company’s Chief Operating Decision Maker (“CODM”). The Company operates as a single business segment, focused primarily on the SFD® surveys.

As a single-segment entity, the Company complies with ASC 280-10-50-20, reporting segment profit or loss, significant expenses, and other segment items. Given that the Company has one revenue stream and limited number of revenue contract, the CODM is focused on SFD®-revenue, SFD®- related costs and general and administrative expenses.

Since the Company’s single segment represents the entire entity, certain financial information may be referenced in the primary financial statements instead of duplicated in segment disclosures.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended June 30, 2026

(Expressed in Canadian dollars unless otherwise stated)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
SFD®-related revenue	$-	$1,656,476	$107,801	$14,120,547
Expenses:
Aircraft operations	396,866	786,397	722,620	1,814,583
Survey projects	45,637	481,399	131,022	1,785,043
SFD®-related costs, net	442,503	1,267,796	853,642	3,599,626
Salaries, benefits and consulting charges	642,608	317,997	1,459,454	658,370
Board and professional fees, public company costs	244,473	229,206	457,982	545,220
Premises and administrative overhead	212,157	202,778	426,053	395,074
Business development	209,114	120,295	345,375	181,064
Stock-based compensation	367,363	338,163	704,041	537,078
Total general and administrative expenses	1,675,715	1,208,439	3,392,905	2,316,806
Amortization	475,538	479,248	951,074	956,145
Interest expense, net	5,696	194,697	9,058	445,329
Foreign exchange (gain) loss	(49,775)	(100,086)	(134,785)	(165,167)
Loss (gain) on fair value remeasurement	-	5,579,602	(6,584)	6,249,145
Other expenses	9,703	9,438	17,290	16,803
Segment net income (loss) before income taxes	(2,599,380)	(6,982,658)	(4,974,799)	701,860
Income tax expense	-	-	-	-
Consolidated net income (loss)	(2,599,380)	(6,982,658)	(4,974,799)	701,860

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